Exhibit 99.7
[QUANTINUUM LETTERHEAD]
June 4, 2026
Dear 2023 Equity Incentive Plan Participant:
As you may know, on June 3, 2026, in connection with the initial public offering of shares of Class A Common Stock (“Class A Common Stock”) of Quantinuum Inc. (the “Company”), Quantinuum (Cayman) (“Quantinuum”) and certain of its subsidiaries effectuated a corporate reorganization (the “Reorganization”). You are receiving this letter because you hold one or more awards granted under the Quantinuum 2023 Equity Incentive Plan, as amended (the “2023 Plan”).
In connection with the Reorganization, the Company assumed the 2023 Plan, including the awards of restricted shares and restricted share units granted under the 2023 Plan that remained outstanding as of the Reorganization (collectively, the “Awards”). This letter is being provided to explain the modifications that have been made to the Awards. We refer to the restricted share awards or restricted share unit awards of the Company as the “Adjusted Restricted Share Awards” or the “Adjusted Restricted Share Unit Awards”, respectively (collectively, the “Adjusted Awards”).
In accordance with the terms of the 2023 Plan and the Reorganization, each of your Awards has been adjusted to cover shares of the Company’s Class A Common Stock. The number of shares of Class A Common Stock that are subject to each Adjusted Award was calculated by multiplying the number of Class C Shares of Quantinuum that were subject to your original Award by 0.59676162. The number of shares of Class A Common Stock subject to your Adjusted Award will be provided to you separately.
The terms and conditions (including relating to vesting and forfeiture) that applied to your Awards prior to the Reorganization will continue to apply to the Adjusted Awards. To that end, except as expressly set forth in this letter, the existing award agreements evidencing the Awards (the “Award Agreements”) will continue to apply to the Adjusted Restricted Share Awards and Adjusted Restricted Share Unit Awards, as applicable; provided that any references to “Quantinuum” or “the Company” will refer to the Company and any references to a “Share” will refer to a share of Class A Common Stock. For clarity, the initial public offering of the Company constituted a Liquidity Event (as defined in the 2023 Plan) for purposes of the Awards.
Please note that this letter applies only to your outstanding Awards (and not to any other equity interests of the Company, Quantinuum or any of their affiliates that are held as of the Reorganization), and you and any permitted transferees of your Adjusted Awards will be subject to the provisions contained herein. To the extent the information contained in this letter is inconsistent with the terms of an applicable Award Agreement, the terms of this letter will control.

If you have any questions about the information contained in this letter, please contact Samantha Parsons at hr@quantinuum.com.

Sincerely,

Quantinuum Inc.

Name: Dr. Rajeeb Hazra

Title: President, Chief Executive Officer and Director